

March 6, 2006

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549




SEC MAIL
RECEIVED
PROCESSING
MAR 2 0 2006
WASH, D.C.
SECTION

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Short Form Prospectus dated February 24, 2006;
2. Consent Letter from Stikeman Elliott LLP dated February 24, 2006;
3. Consent Letter from Bennett Jones LLP dated February 24, 2006;
4. Consent Letter from Grant Thornton dated February 24, 2006;
5. Notice of Meeting and Record Date from Valiant Trust Company dated February 27, 2006;
6. Press Release dated February 28, 2006;
7. Audited Financial Statements; and
8. Press Release dated March 3, 2006.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

Took Whiteley
General Counsel

TBW:vz
Encl.

3/22

NEWALTA CORPORATION
1200, 333 – 11 Avenue S.W.
Calgary, AB T2R 1L9
TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

File No. 82-34834

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, except to the extent permitted by the underwriting agreement, the securities offered hereby may not be offered or sold in the United States of America or to a U.S. Person (as such term is defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States of America. See "Plan of Distribution".

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of Newalta Income Fund at Suite 1200, 333 — 11th Avenue S.W., Calgary, Alberta, T2R 1L9, telephone (403) 266-6556 and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of Newalta Income Fund at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

Short Form Prospectus

New Issue February 24, 2006

NEWALTA

NEWALTA INCOME FUND

$196,000,000

7,000,000 Trust Units

This short form prospectus qualifies for distribution 7,000,000 trust units ("Trust Units") of Newalta Income Fund ("Newalta Fund"), an unincorporated open-end mutual fund trust established pursuant to a deed of trust dated January 16, 2003 (the "Deed of Trust") and governed by the laws of the Province of Alberta. The outstanding Trust Units of Newalta Fund are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "NAL.UN". On February 14, 2006, the last trading day prior to the announcement of the offering (the "Offering"), the closing price of the Trust Units on the TSX was $28.25 per Trust Unit. The closing price of the Trust Units on the TSX on February 23, 2006 was $27.95. The TSX has conditionally approved the listing of the Trust Units distributed under this short form prospectus on the TSX. Listing is subject to Newalta Fund fulfilling all of the listing requirements of the TSX on or before May 18, 2006. The offering price of the Trust Units offered hereunder was determined by negotiation between Newalta Corporation ("Newalta"), on behalf of Newalta Fund, and CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Sprott Securities Inc., Canaccord Capital Corporation, Scotia Capital Inc. and Orion Securities Inc. (collectively, the "Underwriters").

Price: $28.00 per Trust Unit

	Offering Price	Underwriters' Fee	Net Proceeds to Newalta Fund[1]
Per Trust Unit	$28.00	$1.40	$26.60
Total	$196,000,000	$9,800,000	$186,200,000

Note:

(1) Before deducting expenses of the Offering estimated at $500,000 which will be paid from the general funds of Newalta Fund.

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued by Newalta Fund and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters by Bennett Jones LLP on behalf of Newalta Fund and by Stikeman Elliott LLP on behalf of the Underwriters.

Subscriptions for the Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to take place on March 3, 2006, prior to the March 31, 2006 record date for the distribution by Newalta Fund to holders of Trust Units ("Unitholders") payable on April 17, 2006. Accordingly, provided the Offering closes prior to March 31, 2006, subscribers who complete their purchase of Trust Units from the Underwriters and continue to own such Trust Units on March 31, 2006 will be eligible to receive the distribution of Newalta Fund payable on April 17, 2006. Subject to applicable laws, the Underwriters may effect transactions which stabilize or maintain the market price for the Trust Units at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc. and Scotia Capital Inc. are subsidiaries of Canadian chartered banks (the "Banks") which are lenders to Newalta. Newalta has issued notes (the "Notes") to Newalta Fund on which it makes principal and interest payments. Newalta Fund also owns all of the issued and outstanding shares (the "Common Shares") of Newalta. As a result, Newalta Fund may be considered a connected issuer of CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc. and Scotia Capital Inc. for the purposes of securities regulations in certain provinces. See "Relationship Among Newalta, Newalta Fund and the Underwriters" and "Use of Proceeds".

In the opinion of counsel to Newalta Fund and counsel to the Underwriters, provided Newalta Fund qualifies as a mutual fund trust under the *Income Tax Act* (Canada) (the "Tax Act"), the Trust Units will, at the date of issue, be qualified investments for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans ("RESPs") and deferred profit sharing plans ("DPSPs") under the Tax Act and the regulations thereunder (the "Regulations") (RRSPs, RRIFs, RESPs, and DPSPs being referred to collectively as "Exempt Plans"). See "Eligibility For Investment".

A return on an investment in the Trust Units is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in Newalta Fund is at risk, and the anticipated return on such investment is based on many performance assumptions. Although Newalta Fund intends to make distributions of its available cash to Unitholders, these cash distributions may be reduced or suspended. The actual amount distributed will depend on numerous factors, including the financial performance of the subsidiaries of Newalta Fund, debt obligations, working capital requirements and future capital requirements. In addition, the market value of the Trust Units may decline if Newalta Fund's cash distributions decline in the future and that decline may be material.

It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing, and therefore the stability of the distributions that it receives. See "Risk Factors".

The after tax return from an investment in Trust Units to Unitholders subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by Newalta Fund (portions of which will be fully or partially taxable or may constitute non-taxable returns of capital). The composition for tax purposes of those distributions may change over time, thus affecting the after tax return to Unitholders. Returns on capital are generally taxed as ordinary income or as dividends in the hands of Unitholders. Returns of capital are generally tax-deferred to a Unitholder (but reduce the Unitholder's adjusted cost base in the Trust Units for tax purposes).

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that act or any other legislation. Furthermore, Newalta Fund is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on, or intend to carry on, the business of a trust company.

The head and principal office of each of Newalta Fund and Newalta is located at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta, T2R 1L9 and the registered office of Newalta is located at 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7.

Unless otherwise specifically stated, all dollar amounts in this short form prospectus are expressed in Canadian dollars.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Newalta Fund filed with securities commissions or similar regulatory authorities in each of the provinces of Alberta, British Columbia, Manitoba, Ontario and Québec are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) Annual Information Form of Newalta Fund for the financial year ended December 31, 2004 dated March 29, 2005 (the "AIF");

(b) Management Information Circular and Proxy Statement of Newalta Fund dated March 29, 2005 relating to the Annual Meeting of Unitholders held on May 17, 2005;

(c) Audited comparative consolidated financial statements of Newalta Fund for the year ended December 31, 2004, together with the notes thereto and the auditors' report thereon;

(d) Management's Discussion and Analysis of Newalta Fund for the year ended December 31, 2004;

(e) Unaudited comparative consolidated financial statements of Newalta Fund for the three and nine months ended September 30, 2005;

(f) Management's Discussion and Analysis of Newalta Fund for the three and nine months ended September 30, 2005;

(g) Material change report of Newalta Fund dated December 16, 2005 with respect to the acquisition of the outstanding shares of PSC Industrial Services Canada Inc. ("PSC Canada") (the "PSC Material Change Report");

(h) Material change report of Newalta Fund dated February 23, 2006 with respect to the Offering; and

(i) Business acquisition report of Newalta Fund dated February 15, 2006 with respect to the acquisition of the outstanding shares of PSC Canada (the "BAR").

Any material change reports, except confidential material change reports, business acquisition reports, comparative interim financial statements, comparative financial statements for Newalta Fund's most recently completed financial year, together with the accompanying report of the auditors, and information circulars filed by Newalta Fund with a securities commission or similar regulatory authority of a province of Canada in which a distribution of securities is made pursuant to this short form prospectus, after the date of this short form prospectus and prior to the termination of the distribution, shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute a part of this short form prospectus.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference in this prospectus, constitute "forward-looking statements". When used in these documents, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Newalta Fund, Newalta, the subsidiaries of Newalta Fund and/or Newalta, or their management, are intended to identify forward-looking statements. Such statements reflect the current views of Newalta Fund and Newalta with respect to future events and are subject to certain risks, uncertainties and assumptions, including, without limitation, market conditions, competition, seasonality, regulation, industry conditions, access to industry and technology, insurance, possible volatility of unit price, debt service, future capital needs and availability of funds to finance expansion of services, market coverage, fluctuations in commodity prices, liabilities associated with acquisitions, dependence of Newalta Fund on senior management and Newalta, the nature of the Trust Units, unlimited liability of Unitholders, income tax treatment of Newalta Fund, the mutual fund trust status of Newalta Fund, government budget proposals, the factors discussed under the headings "Information Respecting Newalta Corporation – Risk Factors Affecting the Business of Newalta Fund and Newalta" and "Information Respecting Newalta Corporation – Risks Related to the Structure of Newalta Fund" contained in the AIF and the factors discussed under the heading "Risk Factors" in this short form prospectus.

Many other factors could also cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and readers are cautioned that the foregoing list of factors is not exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The forward-looking statements in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Unless otherwise required by law, neither Newalta Fund nor the Underwriters intend, or assume any obligation, to update these forward-looking statements.

ORGANIZATION AND STRUCTURE OF NEWALTA INCOME FUND

Newalta Fund was established pursuant to the Deed of Trust and is governed by the laws of the Province of Alberta. Newalta Fund is an unincorporated open-end mutual fund trust. Newalta Fund owns all of the issued and outstanding Common Shares and Notes of Newalta and Newalta owns all of the issued and outstanding shares and notes of Newalta Industrial Services Inc. ("Newalta Industrial"). Each of Newalta and Newalta Industrial is governed by the *Business Corporations Act* (Alberta). Newalta is the corporation resulting from the amalgamation

of Newalta Corporation and Newalta Acquisition Corporation which was effected on March 1, 2003 in connection with a Plan of Arrangement involving Newalta Fund, Newalta and Newalta Acquisition Corporation. On January 6, 2006, Newalta Industrial acquired all of the outstanding shares of, and amalgamated with, PSC Industrial Services Canada Inc. See "Recent Developments – Acquisition of PSC Industrial Services Canada Inc.". The head and principal office of Newalta Fund is located at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta T2R 1L9.

The principal undertaking of Newalta Fund is to hold, through its wholly-owned subsidiary, Newalta, the property and assets of Newalta. Newalta Fund's primary assets are currently the Common Shares and Notes of Newalta. Newalta Fund participates in the cash flow from the business carried on by Newalta and Newalta Industrial through its ownership of the Common Shares and Notes.

Through Newalta Fund, Unitholders participate in distributions from Newalta to the extent authorized by the trustees of Newalta Fund. In accordance with the terms of the Deed of Trust, Newalta Fund makes cash distributions to Unitholders of the interest income earned from, and the repayments of principal on, the Notes, dividends, if any, received on, and amounts, if any, received on the repurchase of, the Common Shares after expenses and capital expenditures, any cash redemptions of Trust Units, and other expenditures. Newalta endeavors to retain a portion of its cash flow over time to, among other things: (i) pay any costs, expenses or liabilities incurred or to be incurred by Newalta Fund; (ii) comply with the limits or restrictions contained in any loan agreement; and (iii) fund capital expenditures. Newalta endeavours to distribute the balance of its cash flow to Newalta Fund. The actual percentage retained by Newalta is subject to the discretion of the Board of Directors of Newalta and may vary from month to month.

BUSINESS OF NEWALTA

Newalta is engaged in the processing and recovery of resalable products from waste materials. Through its three operating divisions, Newalta provides waste management and recycling services in Canada through a network of 56 operating facilities with many of these facilities recently constructed or with substantial capital investments. Newalta currently has approximately 1,500 employees.

Oilfield Division

The oilfield division ("Oilfield") provides the oil and gas industry in western Canada with waste management and recycling services through a network of 29 fixed facilities, four landfills, on-site services, drill site services and project related work. Oilfield specializes in processing oilfield waste material including crude oil emulsion, tank bottoms, drilling waste, drilling mud, completion fluids, work-over fluids, produced sands and spill material in order to recover crude oil for sale. Oilfield also provides custom treating, clean oil terminalling, water disposal, tank washing, drilling mud sales, drilling mud solids control, drilling mud reconditioning, drill cuttings management, drilling waste management and site reclamation services. Activity in Oilfield is driven by crude oil production and drilling activity.

Oilfield had over 1,800 customers, the top 20 of which accounted for approximately 43% of total division revenue in 2005, with no one customer representing more than 7% of such revenue. This division has established strong relationships with its key accounts which are expected to enhance the stability and predictability of future revenues. Newalta currently owns and operates approximately 55% of all of the oilfield waste management facilities (excluding landfills) located in western Canada and presently maintains an approximately 50% market share in waste processing.

In 2005, approximately 47% of the revenue from Oilfield was generated from the fees charged for the treatment and processing of various oilfield waste materials and approximately 11% from the sale of recovered crude oil. The balance of revenue is derived from Oilfield's diverse portfolio of services. In a declining crude oil pricing environment, there is an immediate negative impact on Oilfield's revenue and margins from reduced prices received for its recovered and sold crude oil. The impact of declining crude oil prices on volumes of oilfield waste materials received for processing also has an immediate negative effect on revenue and margins for the facilities in the heavy oil corridor. This adverse impact is delayed for approximately six to 12 months for the facilities that handle light crude oil wastes. This difference in timing reflects the inherent lower netbacks and higher volumes of waste materials generated in heavy oil production as compared to light oil production. With the decline of the heavy

oil facilities contribution to total revenue (9% in 2005 from 25% in 1997), Newalta is substantially less sensitive to fluctuations in heavy oil prices.

During 2005, Newalta continued the development of centrifuge technology to recover crude oil from difficult-to-treat liquid waste streams and expanded centrifugation operations to further penetrate the on-site and drill site market sectors. In 2005, Oilfield operated 75 centrifuges and in management's opinion continues to lead the market in centrifugation technology.

Oilfield generates a significant volume of solid residue from the processing of oilfield waste. Solid residue volume has significantly increased due to growth in the oilfield industry. To improve the management of the residue, this division established and acquired four landfills in Alberta and Saskatchewan (Zama, Elk Point, Swift Current and Fairview) and management expects to continue to expand capacity through the construction of new landfills over the next five years. To maximize its landfill investment and to improve service to key corporate accounts, Oilfield recently expanded service to include third party direct landfill volumes.

In 2004, Oilfield established a drill site centrifuge service through the acquisition of the assets of Coyote Oilfield Rentals (Alta.) Ltd. Subsequent acquisitions in 2005 expanded drill site operations to include drilling waste management, site reclamation, drilling mud sales and drill cuttings management.

In 2005, approximately $89.2 million of capital was invested. Capital expenditures consisted of productivity improvements at several facilities, the addition of centrifuges, acquisitions and maintenance capital. The near term growth strategy of Oilfield is to maximize performance in the base business while continuing to execute low risk growth opportunities in satellites, on-site, drill site and landfills.

Industrial Division

The industrial division ("Industrial") collects industrial wastes from approximately 5,200 customers through a network of 19 facilities in western Canada. Waste streams include waste lubricating oils, solvents, glycols, paint wastes, oily waters, oil filters, oily sludges and industrial wastewaters. Waste oils are bulked and shipped for processing at Newalta's Edmonton, Airdrie and North Vancouver facilities, where value added fuel streams and base oils are produced and sold to a variety of industrial customers as fuel, carrier fluids and base lube oil. Solvents and glycols are bulked and transported to Newalta's processing facility in Raymond, Alberta for distillation and subsequent resale as a recycled product. In 2005, the sale of recycled products accounted for approximately 42% of revenues from this division, with the remaining 58% generated from collection and transportation of wastes. During periods of increasing commodity prices, competition for used oil escalates as industrial fuel customers aggressively source alternative fuel sources, which reduces collection revenue. As Industrial operates a fleet of over 100 collection trucks, rising commodity prices increase transportation fuel costs.

In 2005, approximately $14.2 million of capital was invested. Capital expenditures consisted of productivity improvements at several facilities, addition of centrifuges, acquisitions and maintenance capital. Over the past two years, Industrial has concentrated on improving the efficiency of its collection network, developing processing technology at existing facilities and integrating acquisitions. Industrial anticipates revenue growth from continued market development focused on the processing of industrial sludges, the expansion of on-site services and the acquisition of complementary businesses.

Central Division

The operations of the central division ("Central") are conducted solely through Newalta Industrial. Central provides industrial waste management and other environmental services to markets primarily in Ontario through its integrated network of eight facilities located in Hamilton, Windsor, Barrie, Toronto, Brantford and Fort Erie. This division operates with four integrated service offerings: Waste Management; Transportation and On-site Services; Emergency Response Services and Industrial Cleaning.

Two waste management facilities in Hamilton consolidate, pre-treat and transfer solid, non-hazardous industrial waste to the Taro Landfill. The Taro Landfill, also located in Hamilton, is permitted to receive solid, non-hazardous industrial wastes. This state-of-the-art landfill is one of seven industrial landfills in southern Ontario. The

landfill handles approximately 500,000 tonnes of waste per year and has 18 years of remaining life at the current fill rate.

The five Ontario waste transfer and processing facilities located in Barrie, Toronto, Windsor, Brantford and Fort Erie are permitted by the Ontario Ministry of Environment to provide hazardous and non-hazardous waste management services. Their primary function is to collect, consolidate and process industrial wastes from customers in Ontario as well as bordering provinces and states.

Central also operates at certain customer sites and manages all their waste management activities. Under these arrangements, customers' waste streams are outsourced to this division to take advantage of its experience, comprehensive services and integrated facility network.

A comprehensive fleet of specialized service vehicles collects and transports hazardous and non-hazardous industrial wastes to support the facility network. The fleet includes vacuum, lugger and straight trucks. Transportation equipment and staff are based from the service centres. The fleet also provides mobile industrial cleaning services, including high and low pressure washing, power vacuuming, and CO_2 (dry ice) blasting at customers' sites.

The emergency response network operated by Central provides additional services to customers. It is a 24-hour-a-day, 7-day-a-week emergency service for spills, providing containment, cleanup and disposal of dangerous or hazardous materials.

Industrial in-plant maintenance and cleaning services are provided by employees of Central stationed permanently at customers' sites. These services are designed to capitalize on customers' needs for outsourcing and to satisfy their demand for service provider consolidation.

RECENT DEVELOPMENTS

Newalta has acquired and integrated complementary businesses to expand services and to enter new geographic markets. Since 2002, Newalta has acquired 13 businesses, including the following acquisitions since January 1, 2005.

Acquisition of PSC Industrial Services Canada Inc.

On January 6, 2006, Newalta Industrial acquired all of the outstanding shares of PSC Canada for $110 million cash (the "PSC Acquisition"). Headquartered in Hamilton, Ontario, PSC Canada provides industrial waste management and other environmental services to markets primarily in Ontario through its integrated network of facilities located in Hamilton, Windsor, Barrie, Toronto, Brantford and Fort Erie. The business is currently operated by Central. See "Business of Newalta – Central Division".

The purchase price for PSC Canada was $110 million, plus acquisition costs of approximately $4.8 million. In addition, the terms of the purchase agreement provide for an adjustment to the purchase price depending on the amount of working capital as at December 31, 2005 compared to a pre-determined amount of working capital. The PSC Acquisition was financed from credit facilities provided to Newalta by the Banks that consisted of $200 million in extendible revolving term facilities (the "Term Facilities") and a $70 million non-revolving term facility due 180 days from closing (the "Bridge Facility" and collectively, with the Term Facilities, the "Facilities"). See "Material Debt".

The PSC Acquisition and the assets acquired are described in greater detail in each of the PSC Material Change Report and the BAR, each of which have been incorporated by reference into this short form prospectus. The BAR also contains audited annual financial statements of PSC Canada for the year ended December 31, 2004, unaudited comparative interim financial statements for the nine months ended September 30, 2005 and unaudited *pro forma* consolidated financial statements of Newalta Fund after giving effect to the PSC Acquisition.

Acquisition of Assets of GLP Group Inc.

Effective November 1, 2005, Oilfield acquired the drill-site and drilling fluid assets of Calgary-based GLP Group Inc. ("GLP"). The purchase price of $47.5 million consisted of $23.5 million cash and the issuance of 1,167,883 Trust Units at a deemed price of $20.55 per Trust Unit. In addition to the purchase price, $5.4 million of working capital was acquired for cash. Operating out of its facility in Leduc, Alberta, GLP employs 118 people in two operating units, Unique Oilfield Technology Services ("UNOTEC") and Symco Drilling Fluids ("Symco"). UNOTEC provides comprehensive drill-site waste management systems that have gained wide customer acceptance and currently have approximately 25% of this service market. The systems handle drilling wastes from the point of generation to final treatment and disposal and provide an environmentally sound and efficient waste management service to customers. UNOTEC operated 43 waste management systems. Newalta committed a further $7 million for the delivery of an additional 16 waste management units. Symco develops and supplies oil-based drilling fluids and fluid management programs primarily for gas exploration. The acquired businesses, which are concentrated in the Niton Junction and Grand Prairie, Alberta and Fort St. John, British Columbia areas, complement Newalta's existing facility network. The new businesses are consistent with Newalta's strategy to expand services to existing customers and they are expected to complement Newalta's drill-site centrifuge rental business.

Acquisition of Assets of WasteCo Environmental Services Ltd.

Effective August 1, 2005, Newalta acquired substantially all of the assets of WasteCo Environmental Services Ltd. These operations, with 73 people, provide a broad range of oilfield and industrial waste management services in Alberta, British Columbia and Saskatchewan which complement the existing operations of each of Oilfield and Industrial. The acquisition broadened Newalta's service offering to include turnkey outsourcing of all waste and environmental management services including waste tracking and oilfield site reclamation. The business included three soil treatment operations, two transfer station facilities and two industrial landfill operations. The total purchase price for the acquisition, including $2.7 million of working capital, was $8.1 million in cash.

Additional Acquisitions Completed in 2005

Consistent with Newalta's strategy to acquire and develop satellite operations to increase geographic coverage, during 2005, Oilfield also acquired an oilfield facility near Fox Creek, Alberta and an oilfield waste facility near Plover Lake, Saskatchewan.

During 2005, Industrial acquired a business which provides on-site industrial cleaning, high-pressure washing and tank cleanouts to refineries and petrochemical companies located in Edmonton and Fort Saskatchewan, Alberta. Its specialized fleet included 18 high-pressure industrial wash units and 17 vacuum trucks.

Potential Acquisitions

Newalta has acquired and integrated complementary businesses to expand services and to enter into new geographic markets. Newalta is involved in discussions concerning additional opportunities on a regular basis which individually or collectively could be material. Newalta cannot predict the outcome of the discussions but, as of the date hereof, Newalta has not reached an agreement on any material transaction.

CASH DISTRIBUTIONS

Income of Newalta Fund, which is distributed to Unitholders, is calculated by Newalta and approved by the trustees of Newalta Fund. Newalta Fund distributes distributable income on or about the 15th day of each calendar month or, if such day does not fall on a business day, the next following business day of the calendar month to Unitholders of record on the last business day of the previous month.

During 2005, distributions paid to holders of Trust Units were increased from $0.125 to $0.165 per Trust Unit (representing an increase of 32%). The following cash and Trust Unit distributions, as the case may be, have been made to Unitholders for the periods indicated.

Record Date	Payment Date	Per Trust Unit	Total	
Distributions declared to Unitholders in 2005			**Cash Distributed**	**Trust Units Issued [(1)]**
January 31, 2005	February 15, 2005	$0.125	$2,968,732.54	19,714
February 28, 2005	March 15, 2005	0.125	2,969,962.52	19,697
March 31, 2005	April 15, 2005	0.15	3,570,123.38	25,505
April 29, 2005	May 16, 2005	0.15	3,589,053.43	24,266
May 31, 2005	June 15, 2005	0.15	3,615,752.26	24,592
June 30, 2005	July 15, 2005	0.15	3,614,630.85	25,233
July 29, 2005	August 15, 2005	0.15	3,610,952.06	24,347
August 31, 2005	September 15, 2005	0.15	3,613,014.64	24,116
September 30, 2005	October 17, 2005	0.15	3,257,326.36	42,928
October 31, 2005	November 15, 2005	0.15	3,217,640.40	48,020
November 30, 2005	December 15, 2005	0.165	3,857,586.79	37,221
December 31, 2005	January 16, 2006	0.165	3,825,895.61	35,175
Total distributions declared to Unitholders in 2005		**$1.78**	**$41,710,670.84**	**350,814**

Note:

(1) Represents Trust Units issued to participants in the Distribution Reinvestment Plan of Newalta Fund.

Newalta Fund has declared a distribution of $0.165 per Trust Unit payable on March 15, 2006 to Unitholders of record on February 28, 2006. **Purchasers of Trust Units pursuant to the Offering are not eligible to receive the distribution payable on March 15, 2006. Purchasers of Trust Units pursuant to the Offering who continue to own such Trust Units at the close of business on March 31, 2006 will be entitled to participate in the distribution for the month of March 2006, payable on April 17, 2006.**

USE OF PROCEEDS

Repayment of Debt

The estimated net proceeds from the Offering will be approximately $185,700,000 after deducting the fees payable to the Underwriters in respect of such Trust Units and expenses of the Offering, estimated to be $500,000. The net proceeds from the Offering will be used to repay the funds borrowed to complete the PSC Acquisition under the Bridge Facility and pay down outstanding indebtedness under the Term Facilities. See "Recent Developments – Acquisition of PSC Industrial Services Canada Inc.", "Relationship Among Newalta, Newalta Fund and the Underwriters" and "Material Debt".

Capital Budget for 2006

After applying the net proceeds from the Offering to repay a portion of the outstanding indebtedness of Newalta, approximately $56 million of debt will be outstanding under the Term Facilities. The unutilized capacity under the Term Facilities and undistributed cash flow will be used to fund the capital budget of $118 million for 2006, consisting of $18 million in maintenance capital expenditures and $100 million in growth capital investments. The growth capital program includes $15 million of acquisitions of small complementary businesses in western Canada as well as $12.5 million in corporate investments that primarily relate to a new information system being implemented to support the continued growth of Newalta Fund. The remaining $72.5 million will be invested in facilities and equipment to expand services, improve productivity and enhance market coverage in Oilfield, Industrial and Central.

CAPITALIZATION

The following table sets forth the consolidated capitalization of Newalta Fund as at September 30, 2005 and as at December 31, 2005 both before and after giving effect to the Offering.

Designation	Authorized	Outstanding as at September 30, 2005 (4)	Outstanding as at December 31, 2005, after giving effect to the PSC Acquisition and before giving effect to the Offering	Outstanding as at December 31, 2005, after giving effect to the Offering and the PSC Acquisition (5)
($000s, other than Trust Unit amounts)				
Long-Term Debt (1)(2)................	--	$93,395	$236,379	$50,679
Trust Units(3).............................	unlimited	$185,916 (28,921,615 Trust Units)	$188,761 (29,054,784 Trust Units)	$374,461 (36,054,784 Trust Units)

Notes:

(1) The Facilities are provided to Newalta by the Banks in the total principal amount of $270,000,000. The Term Facilities are provided on an extendible revolving basis and the Bridge Facility is due on July 5, 2006. The Facilities are primarily secured by charges on all present and future property of Newalta and Newalta Industrial. Such charges have been granted, among other things, by way of a floating charge debenture given by each of Newalta and Newalta Industrial. Borrowings under the Term Facilities may be made in either Canadian or American dollars. Borrowings under the Bridge Facility are only available in Canadian dollars. The interest rates payable by Newalta under the Facilities vary based upon the applicable credit facility, the type of borrowing and Newalta's then current debt to earnings ratio.

(2) Includes current portion of long-term debt and outstanding letters of credit.

(3) In addition there were 1,611,900 rights to acquire Trust Units outstanding as at February 24, 2006 pursuant to the Trust Unit Rights Incentive Plan of Newalta Fund as described in the Management Information Circular and Proxy Statement dated March 29, 2005 of Newalta Fund.

(4) After giving effect to the acquisition of substantially all of the assets of GLP. See "Recent Developments – Acquisition of Assets of GLP Group Inc.".

(5) After deducting expenses of the Offering estimated at $500,000 and applying the net proceeds from the Offering to repay the funds borrowed to complete the PSC Acquisition under the Bridge Facility with the balance used to pay down outstanding indebtedness under the Term Facilities.

DETAILS OF THE OFFERING AND DESCRIPTION OF TRUST UNITS

The Offering consists of 7,000,000 Trust Units at a price of $28.00 per Trust Unit. Each Trust Unit represents an equal undivided beneficial interest in Newalta Fund and entitles the holder to one vote at meetings of Unitholders. All Trust Units outstanding from time to time are entitled to share equally in any distributions by Newalta Fund and, in the event of termination of Newalta Fund, in the net assets of Newalta Fund.

An unlimited number of Trust Units have been authorized and may be issued pursuant to the Deed of Trust. The Deed of Trust, among other things, provides for the calling of meetings of Unitholders, the conduct of the business thereof, notice provisions and the appointment and removal of the trustees of Newalta Fund. A special resolution approved by not less than $66^2/_3$% of the votes of Unitholders represented at a meeting is required to, among other things, amend the Deed of Trust or terminate Newalta Fund. The Deed of Trust also restricts non-resident ownership of Trust Units to less than a majority of the outstanding Trust Units at any time in order for Newalta Fund to maintain its status as a mutual fund trust under the Tax Act. See also "Information Respecting Newalta Income Fund – Limitation on Non-Resident Ownership" in the AIF. The foregoing is a summary of certain provisions of the Deed of Trust. For a more complete description, reference should be made to the Deed of Trust, copies of which may be viewed at the offices of, or obtained from, Newalta Fund.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either Newalta Fund or Newalta. As holders of Trust Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The market price of the Trust Units will be sensitive to, among other things, the anticipated distributable income from Newalta Fund, as well as a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of Newalta Fund to maintain and grow revenues. Changes in market conditions may adversely affect the trading price of the Trust Units. See "Risk Factors".

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, Newalta Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation, as it does not carry on or intend to carry on the business of a trust company.

Newalta Fund is not a legally recognized entity within the relevant definitions of the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada), and in some cases the *Winding Up and Restructuring Act* (Canada). As a result, in the event a restructuring of Newalta Fund were necessary, Newalta Fund would not be able to access the remedies available thereunder. In the event of a restructuring, the position of Unitholders may be different than that of the shareholders of a corporation.

MATERIAL DEBT

The Facilities are provided to Newalta by the Banks in the total principal amount of $270,000,000. The Term Facilities are provided on an extendible revolving basis and the Bridge Facility is due on July 5, 2006. The Facilities are primarily secured by charges on all present and future property of Newalta and Newalta Industrial. Such charges have been granted, among other things, by way of a floating charge debenture given by each of Newalta and Newalta Industrial. Borrowings under the Term Facilities may be made in either Canadian or American dollars. Borrowings under the Bridge Facility are only available in Canadian dollars. The interest rates payable by Newalta under the Facilities vary based upon the applicable credit facility, the type of borrowing and Newalta's then current debt to earnings ratio. The credit agreement under which the Facilities are made available to Newalta (the "Credit Agreement") contains representations and warranties, covenants and events of default customary for transactions of this nature, including a number of financial ratio tests which generally are to be satisfied on a quarterly basis.

The terms of the Credit Agreement and the related documents under which the Facilities are made available to Newalta contain provisions that ensure that the Banks have priority over the Unitholders in respect to the assets and income of Newalta and Newalta Industrial. Amounts due and owing to the Banks under the Facilities must be paid before any distributions can be made to Unitholders. This relative priority of payments could result in an interruption of distributions to Unitholders. See "Information Respecting Newalta Corporation - Risk Factors Affecting the Business of Newalta Fund and Newalta – Debt Service" as set out in the AIF, incorporated herein by reference.

As at February 15, 2006, a total of approximately $172 million was outstanding under the Term Facilities and $70 million under the Bridge Facility. The net proceeds of the Offering will be applied to pay down the entire amount owing under the Bridge Facility and a portion of the amount owing under the Term Facilities. This would leave a total of approximately $56 million outstanding under the Term Facilities following completion of the Offering and no amount owing under the Bridge Facility. The Term Facilities may be redrawn by Newalta in the future to fund capital expenditures or for other corporate purposes.

PLAN OF DISTRIBUTION

Under an agreement dated as of February 15, 2006 (the "Underwriting Agreement") among Newalta Fund, Newalta and the Underwriters, Newalta Fund has agreed to sell and the Underwriters have severally agreed to purchase on March 3, 2006, or such other date as may be agreed upon by Newalta Fund and the Underwriters, subject to the terms and conditions contained therein, 7,000,000 Trust Units at a price of $28.00 per Trust Unit for aggregate gross proceeds of $196 million. In connection with the Offering, Newalta Fund has agreed to pay the Underwriters a fee of $1.40 per Trust Unit issued by Newalta Fund for an aggregate consideration of $9,800,000. The obligations of the Underwriters under the Underwriting Agreement are several and not joint and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. Subject to certain exceptions continued in the Underwriting Agreement, if an Underwriter fails to purchase the Trust Units which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Trust Units. The Underwriters are, however, obligated to take up and pay for all the Trust Units if any are purchased under the Underwriting Agreement. Newalta Fund has agreed to indemnify the Underwriters in certain circumstances. The offering price for the Trust Units was determined by negotiation between Newalta, on behalf Newalta Fund, and the Underwriters.

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing will occur on or about March 3, 2006 or such other date as Newalta Fund and the Underwriters may agree, but in any event, not later than March 31, 2006.

Newalta Fund has been advised by the Underwriters that, in connection with the Offering, the Underwriters may, subject to applicable laws, effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The TSX has conditionally approved the listing of the Trust Units distributed under this short form prospectus on the TSX. Listing is subject to Newalta Fund fulfilling all of the listing requirements of the TSX on or before May 18, 2006.

Newalta Fund has agreed that, subject to certain stated exceptions set forth in the Underwriting Agreement, it will not, without the prior consent of CIBC World Markets Inc. (after consultation with the Underwriters), on behalf of the Underwriters, which consent may not be unreasonably withheld, authorize, issue or sell any Trust Units or any securities giving the right to acquire Trust Units, or agree or announce any intention to do so, at any time prior to the expiry of 90 days following the closing of the Offering.

RELATIONSHIP AMONG NEWALTA, NEWALTA FUND AND THE UNDERWRITERS

CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc. and Scotia Capital Inc., four of the Underwriters, are subsidiaries of the Banks which are lenders to Newalta, and to which Newalta is presently indebted. Newalta has issued the Notes to Newalta Fund and Newalta Fund also owns all of the Common Shares. As a result of Newalta's indebtedness to the Banks, Newalta Fund may be considered a connected issuer of CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc. and Scotia Capital Inc. for the purposes of applicable Canadian securities legislation.

As at February 15, 2006, an aggregate of approximately $242 million was outstanding under the Facilities. Newalta has complied with the terms of the Credit Agreement governing the Facilities and none of the lenders thereunder have waived any breach by Newalta of such agreements since its execution. The Term Facilities are secured by, among other things, a debenture over the assets of Newalta. Neither the financial position of Newalta nor the value of the security under the Term Facilities has changed substantially since the indebtedness thereunder was incurred.

The decision to distribute the Trust Units hereunder and the determination of the terms of distribution were made through negotiations among Newalta, on behalf of Newalta Fund, and the Underwriters. The Banks did not have any involvement in such decision or determination; however, the Banks have been advised of the issuance and the terms thereof. As a consequence of this issuance, CIBC World Markets Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc. and Scotia Capital Inc. will receive their respective shares of the Underwriters' fee and the Banks will receive a repayment of a portion of Newalta's outstanding indebtedness as described under "Use of Proceeds".

PRICE RANGE AND TRADING VOLUME OF TRUST UNITS

The Trust Units have been traded on the TSX under the symbol "NAL.UN" since March 6, 2003. In 2005, Standard and Poor's announced that securities of income trusts, including the Trust Units, were to be added to the S&P/TSX Composite Index with one-half of the weighting occurring in December 2005 and the balance to occur on March 17, 2006.

The following table sets forth the market price ranges and the aggregate volume of trading of the Trust Units on the TSX for the periods indicated:

Period	High ($)	Low ($)	Close ($)	Volume (Trust Units)
2006				
February (1 to 23)	30.05	27.25	27.95	1,307,172
January	29.33	26.25	28.25	1,625,653
2005				
December	29.75	24.54	29.18	1,549,004
November	25.75	19.60	25.10	1,653,588
October	23.00	18.01	20.47	2,018,887
September	24.50	21.50	22.75	1,399,840
August	24.35	22.87	24.10	861,684
July	24.65	21.99	24.25	2,821,680
June	22.90	21.82	22.11	1,672,889
May	24.15	22.00	22.72	1,374,734
April	23.75	21.63	21.70	725,772
March	24.69	21.40	22.75	2,076,498
February	24.64	22.90	23.60	1,243,209
January	23.15	21.66	23.15	940,583

On February 14, 2006, the last trading day prior to the announcement of the Offering, the closing price of the Trust Units on the TSX was $28.25 per Trust Unit. The closing price of the Trust Units on the TSX on February 23, 2006 was $27.95.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Bennett Jones LLP, counsel to Newalta Fund and Stikeman Elliott LLP, counsel to the Underwriters, (collectively, "Counsel"), the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations applicable to purchasers of Trust Units issued hereunder. This summary is only applicable to persons who, for the purposes of the Tax Act, are resident in Canada, deal at arm's length with Newalta Fund and will hold the Trust Units as capital property. Trust Units will generally constitute capital property to a Unitholder unless the Unitholder holds the Trust Units in the course of carrying on a business or is engaged in an adventure or concern in the nature of trade with respect to the Trust Units. Certain Unitholders, other than traders or dealers in securities, whose Trust Units might not otherwise qualify as capital property may be entitled to so qualify their Trust Units by making the irrevocable election permitted by subsection 39(4) of the Tax Act in respect of the Unitholders' "Canadian securities", within the meaning of the Tax Act. Unitholders interested in making this election should consult their own tax advisers, having regard to their own particular circumstances.

This summary is not applicable: (i) to a Unitholder that is a "financial institution", as defined in section 142.2 of the Tax Act; (ii) to a Unitholder that is a "specified financial institution", as defined in subsection 248(1) of the Tax Act; and (iii) to a Unitholder an interest in which would be a "tax shelter investment", as defined in section 143.2 of the Tax Act. Any such Unitholders should consult their own tax advisors with respect to an investment in the Trust Units.

This summary is based on the provisions of the Tax Act and the Regulations in force as of the date hereof, Counsels' understanding of the current published administrative practices and policies of the Canada Revenue Agency (the "CRA") and all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance prior to the date of the Offering (the "Proposed Amendments"). This summary assumes that the Proposed Amendments will be enacted in their current form. However, there can be no assurance that the Proposed Amendments will be enacted in their current form or at all. Except as specifically noted herein, this summary does not otherwise take into account proposed or possible changes in law, whether by judicial or legislative action, or changes in the administrative practices and policies of the CRA. This summary does not consider the income tax legislation of any of the provinces of Canada, nor does it consider the income tax legislation of any foreign country.

This summary is of a general nature only and is not intended to be, and it should not be construed to be, legal or tax advice to any prospective purchaser of Trust Units. The tax liability of a Unitholder will depend on such holder's personal circumstances, including the legal characterization of the holder as an individual, corporation, trust or partnership and whether the holder is an Exempt Plan. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the income tax consequences associated with purchasing, holding and disposing of Trust Units issued hereunder, having regard to their own particular circumstances.

Status of Newalta Fund

This summary assumes that Newalta Fund qualifies as a "mutual fund trust" (as defined by the Tax Act) on the date hereof, and will continue to so qualify thereafter for the duration of its existence. Based on facts represented to Counsel in the form of an officer's certificate, Counsel is of the view that such assumptions are reasonable. In the event Newalta Fund does not qualify as a mutual fund trust, the income tax considerations would in some respects be materially different from those described below.

Taxation of Newalta Fund

In each taxation year, Newalta Fund will be subject to tax under Part I of the Tax Act on its income for the year, including net realized taxable capital gains, less the portion thereof that it deducts in respect of amounts paid or payable in the year to Unitholders, whether paid in cash or in additional Trust Units. An amount will be considered to be payable to a Unitholder in a taxation year if the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of Newalta Fund is the calendar year.

Newalta Fund's income for a taxation year will generally consist of: (i) interest on the Notes that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, to the extent that the interest was not included in computing its income for a preceding taxation year; (ii) dividends (if any) received, or deemed to have been received, by it on the Common Shares of Newalta; and (iii) any capital gains realized by it on the transfer of securities to a Unitholder in respect of a redemption of Trust Units. In computing its income for tax purposes, Newalta Fund may deduct reasonable administrative costs, interest, and other expenses incurred by it for the purpose of earning income and 20% of the total issue expenses of the Offering (pro-rated where Newalta Fund's taxation year is less than 365 days), to the extent such expenses were not otherwise deductible in a preceding taxation year.

Under the Deed of Trust, an amount equal to all of the income of Newalta Fund, together with the non-taxable portion of any net capital gains realized by Newalta Fund, but excluding capital gains arising on a distribution of securities upon a redemption of Trust Units which are payable and designated by Newalta Fund to redeeming Unitholders, will be payable in the year to the holders of the Trust Units by way of cash distributions or, in certain circumstances specified in the Deed of Trust, by the issuance of additional Trust Units. Income of Newalta Fund payable to Unitholders, whether in cash or additional Trust Units, will generally be deductible by Newalta Fund in computing its taxable income. The Deed of Trust provides that any capital gain realized by Newalta Fund as a result of the distribution of securities on the redemption of Trust Units may be designated as a capital gain payable to the redeeming Unitholder, and the taxable portion thereof must be included in computing the income of the redeeming Unitholder and will be deductible by Newalta Fund.

For purposes of the Tax Act and in accordance with the Deed of Trust, Newalta Fund will claim the maximum deductions available to Newalta Fund or such lesser amounts as the Trustees may determine to be in the best interests of Unitholders for the purposes of computing its income pursuant to the provisions of the Tax Act to the extent required to reduce the taxable income of Newalta Fund to nil. The Deed of Trust also permits Newalta Fund to make various elections to tax income or capital gains distributed to Unitholders in Newalta Fund in circumstances, for example, where Newalta Fund has non-capital loss carry forwards or capital loss carry forwards that can be deducted against any such amounts. Counsel has been advised that it is expected that Newalta Fund will generally not be liable for any material amount of income tax under Part I of the Tax Act in respect of any taxation year.

Taxation of Trust Unitholders

A Unitholder will generally be required to include in income for a particular taxation year the portion of income of Newalta Fund computed for tax purposes, including net realized taxable capital gains, that is paid or payable to the Unitholder in that particular taxation year, whether paid in cash or in additional Trust Units. In addition, any deduction or loss of Newalta Fund for purposes of the Tax Act cannot be allocated to and treated as a loss of the Unitholders.

Provided that appropriate designations are made by Newalta Fund, such portions of its net taxable capital gains and taxable dividends received from taxable Canadian corporations as are paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. Amounts that are treated as taxable dividends from taxable Canadian corporations will be subject, among other things, to the normal gross-up and dividend tax credit provisions applicable in respect of Unitholders that are individuals, the refundable tax under Part IV of the Tax Act in respect of Unitholders that are private corporations and certain other corporations controlled directly or indirectly by or for the benefit of an individual or related group of individuals, and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations.

The non-taxable portion of net realized capital gains (being one-half thereof) of Newalta Fund that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the income of Newalta Fund that is paid or payable by Newalta Fund to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount is paid or payable to a Unitholder, other than as proceeds of disposition of Trust Units, such payment will give rise to a reduction in the adjusted cost base of the Trust Units held by such Unitholder, except to the extent that the amount was either included in the income of the Unitholder as described above or was the Unitholder's share of the non-taxable portion of the net capital gains of Newalta Fund, the taxable portion of which was designated by Newalta Fund in respect of the Unitholder. If the adjusted cost base of a Unitholder's Trust Units becomes negative as a result of such reduction, the negative amount is deemed to be a capital gain in the year such negative amount arises and is added to the adjusted cost base of such Trust Units.

The cost to a Unitholder of Trust Units acquired pursuant to the Offering will equal the purchase price of the Trust Units plus the amount of any reasonable costs incurred by the Unitholder in connection therewith. The cost to a Unitholder of additional Trust Units received in lieu of a cash distribution will generally be the amount of Newalta Fund's income or capital gains which is paid or payable in respect of the distribution of Trust Units. The cost of Trust Units, whether acquired pursuant to the Offering, on a distribution from Newalta Fund, or otherwise, will generally be averaged with the adjusted cost base of all other Trust Units held by the Unitholder as capital property immediately before such acquisition to determine the adjusted cost base of each Trust Unit.

Upon the disposition or deemed disposition by a Unitholder of Trust Units, whether on a redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the Unitholder's proceeds of disposition (excluding any amount payable by Newalta Fund that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of such Trust Units and any reasonable costs associated with the disposition.

A Unitholder will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income, and will be required to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized in the year of disposition. Allowable capital losses in excess of taxable capital gains in the year of disposition may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following years against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act. Where a Unitholder that is a corporation or trust (other than a mutual fund trust) disposes of a Trust Unit, any capital loss arising on the disposition will generally be reduced by the amount of distributions designated as taxable dividends previously distributed to the Unitholder except to the extent that a loss on the previous disposition of a Trust Unit has been reduced by such dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units.

A Unitholder which is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) will be subject to a refundable tax of 6-⅔% in respect of its aggregate investment income for the year, including taxable capital gains and substantially all the income, other than taxable dividends, distributed to the Unitholder by Newalta Fund.

In general terms, net income of Newalta Fund paid or payable to a Unitholder who is an individual, that is designated as taxable dividends or as net realized taxable capital gains, and taxable capital gains realized on the disposition of Trust Units by a Unitholder who is an individual, may be subject to alternative minimum tax depending on the Unitholder's circumstances.

Pursuant to the Deed of Trust, the Trustees are permitted, in certain circumstances, to transfer securities held by Newalta Fund to a Unitholder on a redemption of Trust Units in an amount equal to the cash redemption price. If Newalta Fund satisfies a redemption of Trust Units by transferring securities, the proceeds of disposition to a Unitholder on such redemption will generally equal the fair market value of the securities transferred less the capital gain realized by Newalta Fund on the redemption of such Trust Units (which capital gain will be designated and made payable by Newalta Fund to the Unitholder), and in the case of Notes (or other indebtedness), the amount of accrued interest thereon. Where a capital gain realized by Newalta Fund as a result of the distribution of securities on the redemption of Trust Units has been designated and made payable by Newalta Fund to a redeeming Unitholder, the Unitholder will be required to include in income the taxable portion of the capital gain so payable. The cost of securities to a Unitholder acquired in respect of such redemption will generally be equal to the fair market value of the securities on the date of transfer, less, in the case of a transfer of Notes (or other indebtedness), the amount of accrued interest thereon. Subsequently, a Unitholder will be required to include in income interest on the Notes (or other indebtedness) in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income accrued interest on the Notes (or other indebtedness) up to the date of transfer, an offsetting deduction is available. Unitholders should consult their own tax advisors on the tax consequences of acquiring, holding and disposing of any securities acquired from Newalta Fund on a redemption of Trust Units, having regard to their own particular circumstances.

Tax Exempt Trust Unitholders

Subject to the specific provisions of any particular plan and provided that Newalta Fund maintains its status as a mutual fund trust, as defined in the Tax Act, the Trust Units will constitute qualified investments for Exempt Plans. Exempt Plans (and the annuitants of such plans) who redeem their Trust Units in circumstances which entitle them to securities held by Newalta Fund should consult their own tax advisors with regard to whether the securities which they receive will constitute a qualified investment for such Exempt Plans. If such securities do not constitute a qualified investment for an Exempt Plan, negative tax consequences can result. For example, where a trust governed by a RRSP or RRIF acquires securities which are not a qualified investment, the value of such securities will be included in the income of the annuitant in the year of acquisition. Also, trusts governed by RESPs can have their registration revoked by the CRA if they acquire securities which are not a qualified investment.

Exempt Plans will generally not be liable for tax in respect of any distributions received from Newalta Fund or any capital gains realized on the disposition of any Trust Units.

RISK FACTORS

A prospective purchaser of Trust Units should carefully consider the information described in the Management's Discussion and Analysis of Newalta Fund for the year ended December 31, 2004 and for the three and nine months ended September 30, 2005 as well as information described under the headings "Information Respecting Newalta Corporation - Risk Factors Affecting the Business of Newalta Fund and Newalta" and "Information Respecting Newalta Corporation - Risks Related to the Structure of Newalta Fund" set forth in the AIF, all of which is incorporated by reference in this short form prospectus. In addition to the foregoing, prospective purchasers of Trust Units should consider the other information set forth below or contained elsewhere in this short form prospectus and in the documents incorporated by reference. In this section, the reference to Newalta includes Newalta Corporation and Newalta Industrial Services Inc.

Integration of PSC Canada into Newalta

The integration of PSC Canada into Newalta may result in significant challenges, and management may be unable to accomplish the integration smoothly or successfully or without spending significant amounts of money. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully. Any inability of management to successfully integrate the operations, including, but not limited to, information technology and financial reporting systems, could have a material adverse effect on the business, financial condition and results of operations of Newalta.

General Market Conditions

Newalta serves corporations in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. The business of Newalta is subject to a number of general economic factors, many of which are out of Newalta's control, that may have a material adverse effect on the business, financial condition and results of operations of Newalta. These include recessionary economic cycles and downturns in the business cycles of the industries in which Newalta's customers conduct business, as well as downturns in the principal regional economies where operations are located. Economic conditions may adversely affect the business levels of such customers and the amount of services provided by Newalta.

Taro Landfill Operations

The Taro Landfill has remaining permitted airspace capacity of approximately nine million tonnes, representing a projected operating life of approximately 18 years. There may not be any future expansion possibilities available for this site. If management determines to apply for expansion of the landfill, then the permit governing the landfill would need to be amended. Amendments to permits to expand non-hazardous solid waste landfills have become increasingly difficult, time consuming and expensive to obtain. There is no assurance that Newalta will attempt to obtain an amendment to the permit and, if so, whether such amendment could be obtained on terms acceptable to Newalta.

The loss of third-party disposal customers could reduce Newalta's revenue and profitability. Approximately 90% of the total tonnage received at the Taro Landfill is derived from disposal of waste received from third-party disposal customers of Newalta, and the balance of the tonnage collected directly by Newalta. Accordingly, Newalta will be dependent upon maintaining a certain level of third-party disposal customers at the Taro Landfill in order to be able to continue to operate at profitable levels. As a result, a steady volume of waste is required over the operating life of the landfill in order to maintain profitable operations.

There can be no assurance that Newalta will maintain its relationships or continue to provide services to any particular disposal customer at current levels. There can be no assurance that third-party customers will continue to utilize the Taro Landfill and pay rates that generate acceptable margins for Newalta. These decreases could occur if new landfills open, if Newalta or its disposal customers fail to renew their contracts, if the volume of waste disposed of by customers decreases or if Newalta is unable to increase the rates charged to correspond with increasing costs of operations. In addition, new contracts for disposal services entered into by Newalta may not have terms similar to those contained in current arrangements with customers, in which case Newalta's revenue and profitability could decline.

A decrease in the amount of waste disposed of at the Taro Landfill or a decrease in the prices charged by Newalta for disposal at its landfills could have a material adverse effect on the business, financial condition and results of operations of Newalta.

Collected groundwater and leachate at the Taro Landfill is discharged into the City of Hamilton sanitary sewer system. Newalta regularly samples and analyses the contaminants in the wastewater discharged to the sewer and remains in consultation with the City regarding acceptable contaminant concentrations and pretreatment options to improve the quality of the wastewater prior to discharge. The City of Hamilton can impose restrictions if the contaminant levels discharged to the sewer exceed certain levels, which restrictions could adversely affect the financial performance of the operation.

Operating and maintaining a landfill is capital intensive and generally requires performance bonds and letters of credit to secure performance and financial obligations. In addition, Newalta has material financial obligations to pay closure and post-closure costs in respect of its landfills. Newalta has estimated these costs and made provisions for them, but these costs could exceed Newalta's current provisions as a result of, among other things, any federal, provincial or local government regulatory action including unanticipated closure and post-closure obligations. The requirement to pay increased closure and post-closure costs could substantially increase Newalta's letters of credit which could increase Newalta's future operating costs and cause its net income to decline.

Labour Unions

The Central division of Newalta has 224 unionized employees, with 10 collective agreements and four unions. One collective agreement expired on February 9, 2006 and Newalta is currently negotiating the terms of a new collective agreement. The remaining collective agreements expire during the period from November 2006 to 2008. Oilfield and Industrial are non-unionized.

Management cannot predict which, if any, groups of employees may seek union representation in the future or the outcome of any collective bargaining. The negotiation or renegotiation of these agreements could divert management attention and the terms of any agreements could have a material adverse effect on the business, financial condition and results of operations of Newalta. If Newalta is unable to negotiate acceptable collective bargaining agreements, it may have to wait through "cooling off" periods, which are often followed by union initiated work stoppages, including strikes. Depending on the type and duration of any work stoppage, Newalta's operating expenses could increase significantly, which could have an adverse effect on its financial condition, results of operations and cash flows.

Fuel Costs

The price and supply of fuel is unpredictable and fluctuates based on events outside of Newalta's control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. Newalta will need a significant amount of fuel to run its collection and transfer trucks, and any price escalations or reductions in supply could increase its operating expenses and have a negative impact on its consolidated financial condition, results of operations and cash flows. Newalta will from time to time attempt to offset increased fuel costs through the implementation of fuel surcharges. However, it may not always be able to pass through all of the increased fuel costs due to the terms of certain customers' contracts and market conditions. Fluctuations in fuel costs could affect Newalta's operating expenses and results. Newalta does not hedge or otherwise financially mitigate its exposure to fluctuations in fuel costs.

Growth

Newalta's growth strategy will place significant demands on its financial, operational and management resources. In order to continue its growth, it will need to add administrative, management and other personnel, and make additional investments in operations and systems. Newalta may not be able to find and train qualified personnel, or do so on a timely basis, expand its operations and systems or expand and/or replace landfill capacity to the extent, and in the time, required.

Acquisition Strategy

Newalta's growth strategy will depend, in part, on acquiring other waste management or related businesses, which it may be unable to do profitably or at all. The success of this acquisition strategy will depend, in part, on its ability to:

- identify suitable businesses to buy;
- negotiate the purchase of those businesses on terms acceptable to it;
- complete the acquisitions within their expected time frame;

- fund the acquisitions;
- improve the results of operations of the businesses that it buys and successfully integrate their operations into its own; and
- avoid or overcome any concerns expressed by regulators, including competition law concerns.

Newalta may fail to properly complete any or all of these steps. Newalta may not be able to find appropriate acquisition candidates, acquire those candidates that it finds, obtain necessary permits or integrate acquired businesses effectively or profitably. It may also experience other impediments to its acquisition strategy.

Other companies may also be seeking to acquire similar businesses, including companies that may have greater financial resources than Newalta. Increased competition may reduce the number of acquisition targets available to Newalta and may lead to unfavourable terms as part of any acquisition, including high purchase prices. If acquisition candidates are unavailable or too costly, Newalta may need to change its business strategy.

Newalta's integration plan for acquisitions will contemplate certain cost savings. Unforeseen factors may offset the estimated cost savings or other components of its integration plan in whole or in part and, as a result, it may not realize any cost savings or other benefits from future acquisitions. Further, any difficulties Newalta encounters in the integration process could interfere with its operations and reduce its operating margins. Even if Newalta is able to make acquisitions on advantageous terms and is able to integrate them successfully into its operations and organization, some acquisitions may not fulfill its strategy in a given market due to factors that it cannot control, such as market position or customer base. As a result, operating margins could be less than Newalta originally anticipated when it made those acquisitions. It then may change its strategy with respect to that market or those businesses and decide to sell the operations at a loss, or keep those operations and recognize an impairment of goodwill and/or intangible assets.

Newalta also cannot be certain that it will have enough capital or be able to raise enough capital by issuing, directly or through Newalta Fund, equity or debt securities or using other financing methods on reasonable terms, if at all, to complete the purchases of the businesses that it wants to buy.

Newalta's acquisitions will also involve the potential risk that it will fail to assess accurately all of the pre-existing liabilities of the operations acquired.

Newalta's increased size means that government regulators, such as competition law regulators in Canada, may examine its acquisitions more closely. These regulators may object to certain purchases or place conditions on them that would limit their benefit to Newalta.

If Newalta is unsuccessful in implementing its acquisition strategy for the reasons discussed above or otherwise, its financial condition and results of operations could be materially adversely affected.

Sales of Additional Trust Units

Newalta Fund may issue additional Trust Units in the future to finance certain of its capital expenditures, including acquisitions. The Deed of Trust permits Newalta Fund to issue an unlimited number of additional Trust Units without the approval of the Unitholders. Any issuance of Trust Units may have a dilutive effect on the purchasers of Trust Units hereby.

Income Tax Matters

There has been considerable debate and consultation in Canada concerning the continued use and expansion of income trusts and other flow-through entities both publicly and from the Department of Finance (Canada). Prior to announcing the recent Federal election, the Minister of Finance announced that the Department of Finance had concluded its consultation process and that no changes to the law governing income trusts and other flow-through entities would be forthcoming, other than to lower the tax rate on dividends paid by Canadian corporations. It is possible that with the new minority federal government, the deliberations concerning income

trusts and other flow-through entities could resume. There can be no assurance that the applicable tax rules would not be changed in the future in a way that could adversely impact Newalta, Newalta Fund and/or Unitholders.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Newalta Fund are Deloitte & Touche LLP, Chartered Accountants, Suite 3000, 700 – 2nd Street S.W., Calgary, Alberta, T2P 0S7.

The transfer agent and registrar for the Trust Units is Valiant Trust Company at its principal office in Calgary, Alberta and Equity Transfer Services Inc. at its principal office in Toronto, Ontario.

ELIGIBILITY FOR INVESTMENT

In the opinion of Counsel, provided Newalta Fund qualifies as a mutual fund trust under the Tax Act, the Trust Units will, at the date of issue, be qualified investments for trusts governed by Exempt Plans.

LEGAL MATTERS

Certain legal matters relating to the offering of the Trust Units will be passed upon by Bennett Jones LLP on behalf of Newalta Fund and Newalta and by Stikeman Elliott LLP on behalf of the Underwriters. As at the date hereof, partners and associates of Bennett Jones LLP and Stikeman Elliott LLP as a group beneficially own, directly or indirectly, less than 1% of the outstanding Trust Units.

MATERIAL CONTRACTS

The following contracts may be material to an investor in Trust Units:

(a) the Deed of Trust;

(b) the note indenture between Newalta and Valiant Trust Company governing the issuance of the Notes; and

(c) the Underwriting Agreement.

Copies of each of the foregoing agreements may be inspected during regular business hours at the offices of Newalta Fund, at Suite 1200, 333 – 11th Avenue S.W., Calgary, Alberta, until the expiry of the 30-day period following the date of this short form prospectus. Copies of each of the foregoing agreements are also available on www.sedar.com.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to Newalta Fund to which Newalta Fund or Newalta is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to Newalta Fund or Newalta to be contemplated.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENTS

Consent Of Deloitte & Touche LLP

We have read the short form prospectus of Newalta Income Fund ("Newalta Fund") dated February 24, 2006 relating to the qualification for distribution and sale of 7,000,000 trust units of Newalta Fund. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the unitholders of Newalta Fund on the consolidated balance sheets of Newalta Fund as at December 31, 2004 and 2003 and the consolidated statements of operations and accumulated earnings and cash flows for the years then ended. Our report was dated February 23, 2005.

(SIGNED) "Deloitte & Touche LLP"
Chartered Accountants

Calgary, Canada
February 24, 2006

Consent Of Grant Thornton LLP

We have read the short form prospectus of Newalta Income Fund ("Newalta Fund") dated February 24, 2006 relating to the qualification for distribution and sale of 7,000,000 trust units of Newalta Fund. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholder of PSC Industrial Services Canada Inc. ("PSC Canada") on the consolidated balance sheet of PSC Canada as at December 31, 2004 and the consolidated statements of operations, shareholder's equity and cash flows for the year then ended. Our report was dated January 20, 2006.

(SIGNED) Grant Thornton LLP

New York, New York
February 24, 2006

CERTIFICATE OF NEWALTA FUND

February 24, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of Alberta, British Columbia, Manitoba, Ontario and Québec. For the purpose of the Province of Québec, this simplified prospectus, together with the documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

NEWALTA INCOME FUND by
NEWALTA CORPORATION, as Administrator

(SIGNED) Alan P. Cadotte
President and Chief Executive Officer

(SIGNED) Ronald L. Sifton
Senior Vice President, Finance and
Chief Financial Officer

On behalf of the Board of Directors

(SIGNED) R. Vance Milligan, Q.C.
Director

(SIGNED) R.H. (Dick) Pinder
Director

CERTIFICATE OF THE UNDERWRITERS

February 24, 2006

To the best of our knowledge, information and belief, the foregoing, together with the documents incorporated herein by reference constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of Alberta, British Columbia, Manitoba, Ontario and Québec. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, together with the documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CIBC WORLD MARKETS INC.

(SIGNED) Michael W. de Carle

RBC DOMINION SECURITIES INC.

(SIGNED) Gordon M. Ritchie

BMO NESBITT BURNS INC.

(SIGNED) Danny C. Mah

SPROTT SECURITIES INC.

(SIGNED) Brian K. Petersen

CANACCORD CAPITAL CORPORATION

(SIGNED) Karl B. Staddon

SCOTIA CAPITAL INC.

(SIGNED) Mark Herman

ORION SECURITIES INC.

(SIGNED) Lee A. Pettigrew

NEWALTA

File No. 82-34834

STIKEMAN ELLIOTT

Stikeman Elliott LLP Barristers & Solicitors

4300 Bankers Hall West, 888-3rd Street S.W., Calgary, Canada T2P 5C5
Tel: (403) 266-9000 Fax: (403) 266-9034 www.stikeman.com

Direct: (403) 266-9000
Fax: (403) 266-9034

DELIVERED BY SEDAR

February 24, 2006

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers

CONSENT

Dear Sirs:

Re: Newalta Income Fund
Final Short Form Prospectus dated February 24, 2006

We refer to the final short form prospectus dated February 24, 2006 (the "**Prospectus**") of Newalta Income Fund (the "**Fund**") relating to the issuance and sale of trust units of the Fund.

We hereby consent to the references to our firm name, and to the reference to our opinions, on the cover page of the Prospectus and under the headings "Canadian Federal Income Tax Considerations" and "Legal Matters".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of the services we provided in connection with such opinions.

This letter is solely for the information of the addressees set forth above in connection with the Prospectus and is not to be relied upon by any other party or for any other purpose.

Yours truly,

"Stikeman Elliott LLP"

Stikeman Elliott LLP

CALGARY
VANCOUVER
TORONTO
MONTREAL
OTTAWA
NEW YORK
LONDON
HONG KONG
SYDNEY

File No. 82-34834

BENNETT JONES LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

February 24, 2006

British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers

Dear Sirs/Mesdames:

Re: Final Short Form Prospectus of Newalta Income Fund

We refer to the final short form prospectus of Newalta Income Fund (the "Fund") dated February 24, 2006 (the "Prospectus"), relating to the issue of Trust Units of the Fund.

We hereby consent to being named in the Prospectus as counsel to the Fund and to the references to Bennett Jones LLP on the face page of the Prospectus and under the headings "Canadian Federal Income Tax Considerations" and "Legal Matters" in the Prospectus.

Pursuant to subsection 4.4(2) of National Instrument 44-101, we confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinions referred to under "Canadian Federal Income Tax Considerations" and "Eligibility for Investment" or that are within our knowledge as a result of our participation in the preparation of such opinions.

This letter is provided solely for the purpose of assisting you in discharging your responsibilities and should not be relied on by any other person for any other purpose.

Yours truly,

"Bennett Jones LLP"



Grant Thornton

Accountants and Business Advisors

February 24, 2006

Alberta Securities Commission
Autorité des marchés financiers
British Columbia Securities Commission
Ontario Securities Commission
The Manitoba Securities Commission

Re: Newalta Income Fund

Dear Mesdames / Sirs:

We refer to the short form prospectus of Newalta Income Fund ("the Fund") dated February 24, 2006 relating to the distribution and sale of 7,000,000 trust units of the Fund (the "Prospectus").

We consent to the use, through incorporation by reference in the Prospectus, of our report to the shareholder of PSC Industrial Services Canada Inc. on the consolidated balance sheet as at December 31, 2004 and the consolidated statements of operations, shareholder's equity and cash flows for the year then ended. Our report was dated January 20, 2006.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(signed) Grant Thornton LLP

New York, New York

THE CHRYSLER CENTER
666 Third Avenue
New York, NY 10017
T 212.599.0100
F 212.370.4520
W www.grantthornton.com

DMSLegal\035466\00170\2279337v2
02/22/06

Grant Thornton LLP
US Member of Grant Thornton International


VALIANT TRUST COMPANY
Subsidiary of Canadian Western Bank

Suite 310 – 606 4th Street SW
Calgary, Alberta T2P 1T1
Phone 403 233-2801 Fax 403 233-2857

VIA SEDAR

February 27, 2006

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Autorité des Marches Financiers
Ontario Securities Commission

Dear Sirs,

Re: Newalta Income Fund
Annual & Special Meeting of Unitholders

We are pleased to advise you of the details of the upcoming meeting of the unitholders of Newalta Income Fund:

Issuer:	Newalta Income Fund
Meeting Type:	Annual & Special Meeting
Meeting Date:	May 18, 2006
Record Date of Notice:	March 24, 2006
Record Date of Voting:	March 24, 2006
Beneficial Ownership Determination Date:	March 24, 2006
Class of Securities Entitled to Receive Notice	Trust Units
Class of Securities Entitled to Vote:	Trust Units
Place:	Calgary, Alberta

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 – 101 regarding Shareholder Communication, in our capacity as the agent for Newalta Income Fund.

Yours truly,

'Signed"
June Lam
Officer, Income Trusts

cc: Newalta Income Fund
Attn: Took Whiteley

NEWALTA

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

Newalta Income Fund Advises on 2005 Canadian Income Tax Information

CALGARY, Alberta, Canada, February 28, 2006 – The following information is intended to assist holders of trust units (the "Newalta Units") of Newalta Income Fund ("Newalta") in the preparation of their 2005 T1 Income Tax Return.

The information contained herein is based on Newalta's understanding of the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder and is provided for general information only. Unitholders are advised to consult their personal tax advisors with respect to their particular circumstances.

Trust Units held within an RRSP, RRIF, RESP or DPSP

No amounts are required to be reported on the 2005 T1 Income Tax Return where Newalta Units are held within an RRSP, RRIF, RESP or DPSP.

Trust Units held outside of an RRSP, RRIF, RESP or DPSP

Unitholders who held their Newalta Units outside of an RRSP, RRIF, RESP or DPSP, through a broker or other intermediary will receive a T3 Supplementary Information slip directly from their broker or intermediary, not from the transfer agent or Newalta.

Registered holders of Newalta Units who did not hold their Newalta Units through a broker or intermediary will receive a T3 Supplementary Information slip directly from Valiant Trust Company.

The attached "Schedule 1" includes supplementary information on the Canadian tax characterization of the 2005 distributions declared and is shown on a per unit basis. Under Paragraph 12(1)(m) of the Tax Act, the taxable amount allocated by Newalta in 2005 to the holders of Newalta Units must be reported by the unitholders in their 2005 Income Tax Return.

Accordingly, the taxable amount of distributions (i.e., "Other Income" Box (26) and "Dividend Income" Box (23) on the T3 Supplementary Information slip) with respect to record dates from January 1, 2005 up to and including December 31, 2005, are included in your T3 Supplementary Information. The deadline for mailing all T3 Supplementary Information slips as required by the Canada Revenue Agency is March 31, 2006.

Reduction to Adjusted Cost Base

Holders of Newalta Units are required to reduce the Adjusted Cost Base of their Newalta Units by the return of capital amount. The Adjusted Cost Base is used in calculating capital gains or losses on the disposition of Newalta Units if the owner holds the Newalta Units as capital property.

Schedule 1

Newalta Income Fund
2005 – T3 Information for Canadian Residents

The following table outlines the breakdown of distributions declared per Newalta Unit with respect to record dates for the period January 1, 2005 up to and including December 31, 2005 for Canadian income tax purposes.

Record Date	Payment Date	Distribution Declared ¢/unit	Other Income (Box 26) ¢/unit	Dividend Income (Box 23) ¢/unit	Return of Capital ¢/unit
January 31, 2005	February 15, 2005	12.5	8.71	3.67	0.12
February 28, 2005	March 15, 2005	12.5	8.71	3.67	0.12
March 31, 2005	April 15, 2005	15.0	10.46	4.40	0.14
April 29, 2005	May 16, 2005	15.0	10.46	4.40	0.14
May 31, 2005	June 15, 2005	15.0	10.46	4.40	0.14
June 30, 2005	July 15, 2005	15.0	10.46	4.40	0.14
July 29, 2005	August 15, 2005	15.0	10.46	4.40	0.14
August 31, 2005	September 15, 2005	15.0	10.46	4.40	0.14
September 30, 2005	October 17, 2005	15.0	10.46	4.40	0.14
October 31, 2005	November 15, 2005	15.0	10.46	4.40	0.14
November 30, 2005	December 15, 2005	16.5	11.50	4.85	0.15
December 31, 2005	January 16, 2006	16.5	11.50	4.85	0.15
TOTAL CENTS PER UNIT		178.0	124.10	52.24	1.66

Newalta Income Fund has delivered dynamic profitable growth and generated average revenue growth of 30 percent per year since 1993. Newalta, one of Canada's largest industrial waste management companies, focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With 1,500 talented people and a network of 56 facilities, Newalta serves corporations in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. For more information, visit www.newalta.com.

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com




RECEIVED
MAR 2 0 2006
PROCESSING
SECTION

NEWS RELEASE
For Immediate Release:
TSX Trading Symbol: NAL.UN

NEWALTA INCOME FUND CLOSES $196 MILLION EQUITY FINANCING

CALGARY, Alberta, Canada, March 3, 2006 - Newalta Income Fund ("Newalta") (TSX – NAL.UN) announced today the closing of its previously disclosed $196.0 million equity financing of 7,000,000 trust units from treasury for net proceeds to Newalta of $185.7 million. Upon closing, Newalta has 36,126,862 trust units outstanding. The underwriting syndicate was led by CIBC World Markets Inc. and included RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., Sprott Securities Inc., Canaccord Capital Corporation, Scotia Capital Inc. and Orion Securities Inc.

The net proceeds of the offering will be used to repay the funds borrowed to complete the PSC Industrial Services Canada Inc. acquisition and pay down outstanding indebtedness under the credit facility. The unutilized credit facility capacity of approximately $144 million and undistributed cash flow will be used to fund growth capital investments and acquisitions, including the previously announced 2006 capital budget of $118 million.

Newalta Income Fund has delivered dynamic profitable growth and generated average revenue growth of 30 percent per year since 1993. Newalta, one of Canada's largest industrial waste management companies, focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With 1,500 talented people and a network of 56 facilities, Newalta serves corporations in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. For more information, visit www.newalta.com.

This news release contains forward-looking statements relating to expected future expansion initiatives. These statements are based on current views, expectations and assumptions that are subject to risks and uncertainties which are difficult to predict, including risks and uncertainties relating to the uncertainty of expected operating results, industry conditions, availability of financing alternatives, and debt service and future capital needs. Actual expansion initiatives might differ materially from those suggested in any forward-looking statements whether as a result of new information, future developments or otherwise.

For further information please contact:

Ronald L. Sifton
Senior Vice President, Finance & CFO
Ph: (403) 206-2684
www.newalta.com

NOT FOR DISTRIBUTION TO THE U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES